UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SANTARUS, INC.

(Name of Subject Company (Issuer))

WILLOW ACQUISITION SUB CORPORATION

(Offeror) a wholly owned subsidiary of

SALIX PHARMACEUTICALS, INC.

(Offeror) a wholly owned subsidiary of

SALIX PHARMACEUTICALS, LTD.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

802817304

(CUSIP Number of Class of Securities)

Rick D. Scruggs, Executive Vice President, Business Development

William Bertrand, Jr., Senior Vice President, General Counsel

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, NC 27615

(919) 862-1000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

With Copies to:

David B.H. Martin, Esq.

Keir D. Gumbs, Esq.

Covington & Burling LLP

1201 Pennsylvania Avenue, N.W.

Washington, DC 20004

(202) 662-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,861,198,304	$368,522

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (i) $32.00, the tender offer price, by (ii) the sum of (A) 67,326,021, the number of issued and outstanding shares of Santarus common stock, (B) 18,610,929, the number of shares of Santarus common stock subject to issuance pursuant to options to purchase shares of Santarus common stock and (C) 3,475,497, the number of shares of Santarus common stock reserved for issuance under Santarus’ Amended and Restated Employee Stock Purchase Plan, as amended and restated effective June 11, 2013. The foregoing share figures have been provided by the issuer to the offerors and are as of November 25, 2013, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $368,522	Filing Party: Salix Pharmaceuticals, Ltd.
Form or Registration No.: Schedule TO	Date Filed: December 3, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed by Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), Salix Pharmaceuticals, Inc., a California corporation and a wholly owned subsidiary of Salix (“Intermediary”), and Willow Acquisition Sub Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Salix (“Purchaser”), with the United States Securities and Exchange Commission on December 3, 2013. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.0001 per share (collectively, the “Shares”), of Santarus, Inc., a Delaware corporation (“Santarus”), at a purchase price of $32.00 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2013 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO (which Offer to Purchase and Letter of Transmittal, each as may be amended or supplemented from time to time, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

All of the information set forth in the Offer to Purchase is hereby amended and supplemented as set forth below.

Item 11.	Additional Information.

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below.

The subsection titled “Stockholder Litigation” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Following the announcement of entry into the Merger Agreement, 11 putative class action lawsuits relating to the Offer and the Merger were filed by alleged Santarus stockholders against Santarus, certain officers and directors of Santarus, Salix, Intermediary and Purchaser.

One putative stockholder class action complaint was filed on November 14, 2013 in the Superior Court of the State of California in the County of San Diego, captioned Jason Gerber v. Santarus, Inc., et al., Case No. 37-2013-00075419-CU-SL-CTL (the “California Action”). On December 9, 2013, Santarus filed a motion to stay the California Action. On December 13, 2013, the plaintiff in the California Action filed an amended complaint.

Another putative stockholder class action complaint was filed on December 13, 2013 in the United States District Court for the Southern District of California, captioned Harold Clemons v. Santarus, Inc., et al., Case No. 13-cv-2995-BTM-BGS (the “Federal Action”).

Additionally, nine putative stockholder class action complaints were filed in the Court of Chancery of the State of Delaware under the following captions: Luzberto Rodriguez v. Santarus, Inc., et al., C.A. No. 9074-VCP (filed November 12, 2013); Donald Clark v. Santarus, Inc., et al., C.A. No. 9075-VCP (filed November 12, 2013); Randolph J.F. Potter, As Trustee For Randolph J.F. Potter, P.A. Employees Pension Plan v. Santarus, Inc., et al., C.A. No. 9084-VCP (filed November 14, 2013); Peter Grignon v. Santarus, Inc., et al., C.A. No. 9092-VCP (filed November 15, 2013); Imad Ahmad Khalil v. Santarus, Inc., et al., C.A. No. 9093-VCP (filed November 15, 2013); Jody King v. Santarus, Inc., et al., C.A. No. 9094-VCP (filed November 15, 2013); John Korhonen v. Santarus, Inc., et al., C.A. No. 9095-VCP (filed November 15, 2013); Salvatore Bongiovanni v. Santarus, Inc., et al., C.A. No. 9113-VCP (filed November 22, 2013) and Frederic Princen v. Santarus, Inc., et al., C.A. No. 9117-VCP (filed November 25, 2013) (collectively, the “Delaware Actions”). On December 11, 2013, the Court of Chancery of the State of Delaware entered an Order of Consolidation and Appointment of Co-Lead Counsel (the “Consolidation Order”) consolidating the Delaware Actions for all purposes under the caption In re Santarus, Inc. Stockholders Litigation, Consolidated C.A. No. 9074-VCP (the “Consolidated Action”). The Consolidation Order designated the Verified Class Action Amended Complaint filed by the plaintiff Imad Ahmad Khalil on December 9, 2013 as the operative complaint in the Consolidated Action.

The complaints in the California Action, the Federal Action and the Consolidated Action generally name as defendants Santarus, certain officers and directors of Santarus (such officers and directors, the “Complaint Individual Defendants”), Salix, Intermediary and Purchaser. These complaints generally assert causes of action on behalf of the putative class of Santarus stockholders for: (i) breach of fiduciary duty against the Complaint Individual Defendants and (ii) aiding and abetting breach of fiduciary duty against Santarus, Salix, Intermediary and Purchaser. The complaint in the Federal Action additionally asserts causes of action on behalf of the individual plaintiff for alleged violations of certain sections of the Exchange Act. These complaints generally allege that the Complaint Individual Defendants breached their fiduciary duties by failing to maximize the value of Santarus, and that the public disclosures regarding the proposed transaction are inadequate or misleading. The plaintiffs in these actions generally seek an injunction prohibiting consummation of the proposed transaction, rescission of the transaction if completed, damages and fees and costs associated with prosecuting the action.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(N)	Verified Class Action Amended Complaint of Imad Ahmad Khalil against Santarus, Inc., Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, David F. Hale, Michael E. Herman, Gerald T. Proehl, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated December 9, 2013.

(a)(5)(O)

Amended Complaint of Jason Gerber against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Superior Court of the State of California in the County of San Diego, dated December 13, 2013.

(a)(5)(P)

Complaint of Harold Clemons against Santarus, Inc., Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc., Willow Acquisition Sub Corporation, David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love and Kent Snyder, filed in the United States District Court for the Southern District of California, dated December 13, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2013

SALIX PHARMACEUTICALS, LTD.

By:	/S/ ADAM C. DERBYSHIRE
	Name:	Adam C. Derbyshire
	Title:	Executive Vice President, Finance and Administration and Chief Financial Officer

SALIX PHARMACEUTICALS, INC.

By:	/S/ ADAM C. DERBYSHIRE
	Name:	Adam C. Derbyshire
	Title:	Executive Vice President, Finance and Administration and Chief Financial Officer

WILLOW ACQUISITION SUB CORPORATION

By:	/S/ TIMOTHY J. CREECH
	Name:	Timothy J. Creech
	Title:	President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 3, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on December 3, 2013.*

(a)(5)(A)	Joint Press Release issued by Salix Pharmaceuticals, Ltd. and Santarus, Inc. on November 7, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Salix Pharmaceuticals, Ltd. on November 7, 2013).*

(a)(5)(B)	Press Release issued by Salix Pharmaceuticals, Ltd. on December 3, 2013.*

(a)(5)(C)	Complaint of Luzberto Rodriguez against Santarus, Inc., David F. Hale, Michael C. Carter, Ted W. Love, Gerald T. Proehl, Alessandro E. Della Chà, Kent Snyder, Daniel D. Burgess, Michael E. Herman, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 12, 2013.*

(a)(5)(D)	Complaint of Donald Clark against Santarus, Inc., David F. Hale, Michael G. Carter, Ted W. Love, Gerald T. Proehl, Alessandro E. Della Chà, Kent Snyder, Daniel D. Burgess, Michael E. Herman, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 12, 2013.*

(a)(5)(E)	Complaint of Jason Gerber against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Superior Court of the State of California in the County of San Diego, dated November 14, 2013.*

(a)(5)(F)	Complaint of Randolph J.F. Potter, as Trustee for Randolph J.F. Potter, P.A. Employees Pension Plan against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 14, 2013.*

(a)(5)(G)	Complaint of Peter Grignon against Santarus, Inc., Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc., Willow Acquisition Sub Corporation, David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love and Kent Snyder, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013.*

(a)(5)(H)	Complaint of Imad Ahmad Khalil against Santarus, Inc., Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, David F. Hale, Michael E. Herman, Gerald T. Proehl, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013.*

(a)(5)(I)	Complaint of Jody King against Santarus, Inc., Gerald T. Proehl, David F. Hale, Michael E. Herman, Daniel D. Burgess, Kent Snyder, Michael G. Carter, Ted W. Love, Alessandro E. Della Chà, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013.*

(a)(5)(J)	Complaint of John Korhonen against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013.*

(a)(5)(K)	Complaint of Salvatore Bongiovanni against Santarus, Inc., David F. Hale, Michael G. Carter, Ted W. Love, Gerald T. Proehl, Alessandro E. Della Chà, Kent Snyder, Daniel D. Burgess, Michael E. Herman, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 22, 2013.*

(a)(5)(L)	Complaint of Frederic Princen against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 25, 2013.*

(a)(5)(M)	Press Release issued by Salix Pharmaceuticals, Ltd. on December 10, 2013.*

(a)(5)(N)	Verified Class Action Amended Complaint of Imad Ahmad Khalil against Santarus, Inc., Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, David F. Hale, Michael E. Herman, Gerald T. Proehl, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated December 9, 2013.

(a)(5)(O)

Amended Complaint of Jason Gerber against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Superior Court of the State of California in the County of San Diego, dated December 13, 2013.

(a)(5)(P)

Complaint of Harold Clemons against Santarus, Inc., Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc., Willow Acquisition Sub Corporation, David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love and Kent Snyder, filed in the United States District Court for the Southern District of California, dated December 13, 2013.

(b)(1)	Commitment Letter, dated as of November 7, 2013, between Jefferies Finance LLC and Salix Pharmaceuticals, Ltd. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation on November 18, 2013).*

(b)(2)	Amendment to Commitment Letter, dated as of November 22, 2013, between Jefferies Finance LLC and Salix Pharmaceuticals, Ltd.*

(d)(1)	Agreement and Plan of Merger, dated as of November 7, 2013, among Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc., Willow Acquisition Sub Corporation and Santarus, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Salix Pharmaceuticals, Ltd. on November 7, 2013).*

(d)(2)	Tender and Support Agreement, dated as of November 7, 2013, among Salix Pharmaceuticals, Ltd., Willow Acquisition Sub Corporation and the stockholders listed therein (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Salix Pharmaceuticals, Ltd. on November 7, 2013).*

(d)(3)	Confidentiality Agreement, effective as of August 6, 2013, between Salix Pharmaceuticals, Inc. and Santarus, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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